Exhibit 99.1

The Hague, November 17, 2006

Transamerica Corporation announces pricing of tender offer

Transamerica Corporation, a US subsidiary of AEGON N.V., announced today that pricing has been set in the cash tender offer for outstanding legacy debt securities issued by two affiliated trusts, Transamerica Capital II and Transamerica Capital III.

The offer price for each USD 1,000 liquidation amount was calculated based on a fixed spread over the yield based on the bid-side price of the applicable reference U.S. Treasury security (as of November 17, 2006 at 11 am New York City time). Holders will also receive accrued and unpaid distributions on securities purchased in the tender offer. The purchase price and the accrued and unpaid distributions for each security are as follows:

CUSIP no.	Issuer	Title of security	Reference U.S. Treasury security	Tender offer yield	Purchase price	Accrued and unpaid distributions
893472AA8	Transamerica Capital II (1)	7.65% Capital Trust Pass-Through SecuritiesSM (TruPS)SM due December 1, 2026	4.500% due February 2036	5.848%	USD 1,210.97	USD 36.13
893473AC2	Transamerica Capital III (1)	7.625% Capital Trust Pass-Through SecuritiesSM (TruPS)SM due November 15, 2037	4.500% due February 2036	5.898%	USD 1,244.44	USD 1.27

(1)	Each of Transamerica Capital II and Transamerica Capital III are statutory business trusts established under the laws of the State of Delaware by Transamerica Corporation, as sponsor.

Transamerica Corporation plans to finance the tender offer through funds provided by AEGON N.V., its parent company. The impact of the transaction on the earnings of AEGON N.V. will depend on general market circumstances as well as the percentage of securities tendered and accepted in the tender offer. Further information on the impact will be announced after the expiration of the tender offer.

Information on the tender offer is available via J.P. Morgan Securities Inc, the Dealer Manager, at +1-866-834-4666 (toll free). Requests for documents may be directed to the Information Agent, Global Bondholder Services Corporation, at +1-866-470-4500 (toll free).

This announcement is not an offer to purchase or the solicitation of an offer to sell any securities. The tender offer for the securities is only being made pursuant to the Offer to Purchase dated November 10, 2006 and the related Letter of Transmittal.

The Offer to Purchase has not been filed with or reviewed by any federal or state securities commission or regulatory authority of any country, nor has any such commission or authority passed judgment upon the accuracy or adequacy of the Offer to Purchase. Any representation to the contrary is unlawful and may be a criminal offense.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)   |  Media Relations: +31 (0)70 344 83 44 (NL)

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

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